EXHIBIT 99.45

MATERIAL CHANGE REPORT
DATED JUNE 9, 2010

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

TASMAN METALS LTD. (the "Issuer")
#1305 - 1090 West Georgia Street
Vancouver, British Columbia   V6E 3V7
Phone: (604) 685-9316

2.	Date of Material Change

June 8, 2010

3.	Press Release

The press release was released on June 8, 2010 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.	Summary of Material Change(s)

See attached press release for details.

5.	Full Description of Material Change

See attached press release for details.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Officer

Nick DeMare, CFO & Director
Phone: (604) 685-9316

9.	Date of Report

June 9, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	8th June 2010

TASMAN’S PHASE 1 DRILLING CONTINUES TO DISCOVER THICK HEAVY RARE EARTH INTERVALS AT NORRA KARR, SWEDEN

Including 104.7m averaging 0.67% TREO, 2.1% ZrO2 with 58.7% HREO

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) TSXV – TSM; Frankfurt - T61; Pink Sheets - TASXF.   Mr Mark Saxon, President and CEO, is pleased to provide assay results from an additional five (5) drill holes that test the Company’s 100% owned Norra Karr rare earth element (REE) – zirconium (Zr) project in Sweden.  This set of results takes to 15 drill holes from which results have been released, and completes the three 400m spaced sections as were proposed for the Phase 1 program prior to its extension as announced 31st March 2010.

Drill holes tested the host intrusion on the southern and the central section’s, spaced 400m apart.  All drill holes intersected REE-Zr mineralization, with mineralized widths in two holes exceeding 100m.  A highlight of these new Norra Karr results is NKA10011 which is located 80m west of previously reported hole NKA09010 (62.1m at 0.81% TREO).  NKA10011 returned 104.7m at 0.67% TREO (total rare earth oxide), 2.1% ZrO2 (zirconium oxide), with 58.7% of the TREO being HREO (heavy rare earth oxide).  NKA10011 is of particular note for the high grades of zirconium intersected.

"Results from the first 15 drill holes confirm the Norra Karr intrusion to be well mineralized over a large area, and we are certainly pleased with the results achieved from this phase 1 program” said Mark Saxon, Tasman’s President & CEO.  “REE-Zr enriched rocks have been intersected over 800m of strike and to our drill depth of at least 100m vertically.  Eleven drill holes remain to be reported from two infill drill sections, which test the continuity of rare earth element mineralization.”

Grades intersected thus far range up to 1.49% TREO and 4.2% ZrO2 and mineralized thicknesses up to 149.3m.  The high proportion of high value HREO previously intersected at Norra Karr has again persisted in these 5 holes, with HREO values from all 15 holes now ranging from 6.7% to 68.1% of the TREO and averaging 55.4%.

Of the current 5 holes reported, all except hole NKA09014 lie on the southern section of drilling, both west and east of the previously reported NKA09010 (see Figure 1).  NKA09014, lies on the central section between previously reported holes NKA09004 and NKA09005 and confirms grade continuity at 40m spacing.

The best results returned from holes 6 to 10, calculated using a lower cut-off of 0.2% TREO are:

DRILL HOLE	FROM	TO	LENGTH	TREO (%)	HREO (%)	ZrO2 (%)
NKA10011	11.8	19.5	7.7 m	0.66	51.8	1.51
	28.2	132.9	104.7 m	0.67	58.7	2.07
Including	64.7	120.3	55.6 m	0.74	58.4	1.98

NKA10012	43.6	88.8	45.2 m	0.44	60.8	1.72
Including	73.0	88.8	15.8 m	0.72	58.3	2.30
	103.5	121.7	18.2 m	0.57	47.4	1.47
	129.1	152.5*	23.4 m	0.34	61.1	2.11
				* mineralized to end of hole
NKA10013	125.6	135.6	10.0 m	0.31	48.6	0.88
NKA10014	2.6	106.2	103.6 m	0.60	54.2	1.81
		* mineralized to end of hole

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

2

NKA10015	5.9	24.0	18.1 m	0.67	54.1	1.56

Previously reported drill holes, here with 0.2% TREO cut off

DRILL HOLE	FROM	TO	LENGTH	TREO (%)	HREO (%)	ZrO2 (%)
NKA00901	0.8	40.6	39.8 m	0.34	56.2	1.36
including	33.9	38.8	4.9 m	0.59	39.9	1.20
NKA00902	0.5	113.6	113.1 m	0.42	57.6	1.57
including	0.5	23.5	23.0 m	0.57	50.8	1.96
including	35.5	45.5	10.0 m	0.79	57.9	2.03
NKA00903	3.0	* 146.1	143.1 m	0.47	49.5	1.38
including	16.6	95.4	78.8 m	0.56	45.0	1.59
NKA00904	2.5	* 151.8	149.3 m	0.61	45.8	1.69
				* mineralized to end of hole
NKA00905	8.45	* 152.1	149.3 m	0.65	55.7	2.10
Including	43.3	152.1	108.1 m	0.74	52.9	2.10
				* mineralized to end of hole
NKA00906	75.5	* 150.4	74.9 m	0.48	60.4	1.82
including	110.5	* 150.4	39.1 m	0.62	58.3	1.87
				* mineralized to end of hole
NKA00907	42.4	102.0	56.9 m	0.35	64.6	1.94
including	88.3	96.3	8.0 m	0.49	66.5	2.23
	106.2	* 149.3	43.1 m	0.27	63.7	1.42
				* mineralized to end of hole
NKA00908	3.1	22.4	19.0 m	0.29	63.7	1.80
	28.4	52.9	25.0 m	0.33	63.2	1.81
	64.5	98.6	34.0 m	0.26	65.0	1.42
	113.0	139.7	27.0 m	0.28	61.3	1.17
NKA00909	22.4	44.7	22.0 m	0.25	63.6	1.27
NKA00910	4.4	66.5	62.1 m	0.81	56.0	1.72

Mineralization occurs within the Norra Karr peralkaline nepheline syenite intrusion, which covers 350m x 1100m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  Better grades of mineralization in drilling appear associated with partially melted or pegmatitic intervals within the intrusion.  REE bearing minerals include eudialyte, catapleite, britholite, rosenbuschite, and mosandrite.  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Norra Karr is located in southern Sweden, 300km SW of the capital Stockholm and lies in mixed farming and forestry land.  The site is well serviced by power, roads and water allowing all year round access, plus a local skilled community.

Sweden is the home of REE’s, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman hold numerous claims and claim applications across mining friendly regions in Scandinavia with potential for REE’s, and is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

3

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/. A recent interview with Tasman CEO Mark Saxon can be found at http://strategicmetalstocks.resourcestockdigest.com/featured_companies/tasman/index.php?&content_id=246

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Samples submitted by Tasman Metals Ltd were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

4

Figure 1: Drillhole locations at the Norra Karr project, Sweden.